Exhibit 21

Con-way Inc.
Significant Subsidiaries
December 31, 2014

Con-way and its significant subsidiaries were:

Parent and Significant Subsidiaries	Percent of Stock Owned by Con-way	State or Province or Country of Incorporation
Con-way Inc.		Delaware
Significant Subsidiaries of Con-way Inc.:
Con-way Freight Inc.	100	Delaware
Menlo Worldwide, LLC	100	Delaware
Transportation Resources, Inc.	100	Delaware